Exhibit 99.2

March 28, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation

for Q4 & Year-End 2011 Financial Results

Below please find please find a PowerPoint presentation that will be presented at the analysts’ conference call scheduled for March 28, 17:00 (Israel Time), following the publication of the Company’s financial reports for the year ending December 31, 2011 (the “Financial Reports”.)

Pages 4, 5, 6, 8, 9, 14, 15, 16, and 19 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided in page 17 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Exhibit 99.2

March 28, 2012 | Gazit-Globe Conference Call Presentation | Q4 & Year-End 2011 Financial Results A GLOBAL REAL ESTATE PLATFORM
This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases. Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those that are described in greater detail in our Registration Statement on Form F-1 and in other information we file and furnish with the Securities and Exchange Commission, including under the heading "Risk Factors." All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd. Disclaimer 2
Roni Soffer President 3
Upgrading our portfolio with double-digit growth in all operational parameters- continued to scale-up our portfolio and create efficiency in our operations Improved our credit rating and lowered our LTV - LTV in December 2011 was 58.0% compared to 60.7% in December 2010 Increasing financial flexibility and expanding our access to capital - completed an IPO in the United States and listing on the NYSE Better positioned for good times and bad times - with Group's liquidity of NIS 8.3 billion (of which approximately NIS 2.0 billion is on the Company level) 2011 Highlights 4
(CHART) (CHART) (CHART) (CHART) CAGR 12.9% CAGR 13.8% Consistent Growth GLA (Square meter, millions) Rental Revenues (NIS billions) CAGR 13.5% NOI (NIS billions) Increase in FFO while Deleveraging and increasing Shareholders' Equity Strong Growth in Operational Parameters (CHART) Shareholder Equity (NIS millions) FFO and FFO Per Share 5 (CHART) LTV (Net Debt to Total Assets) CAGR 28.9% CAGR: FFO - 28.7%, Per Share 20.2% NIS millions NIS (*) Including 10.75% coupon from Atrium's convertible bonds that was exchanged into shares in December 2009
(CHART) Consistent Growth in Value Per Share - 4 Years EPRA NAV (*) and Equity Per Share 6 EPRA NAV Per Share CAGR - 22.0% Equity Per Share CAGR - 17.6% (*) The EPRA NAV in 2010 and 2011 was calculated based on EPRA's new guidelines published in October 2010 Between 2008 to 2011 the dividends paid by the Company totaled NIS 793 million, NIS 5.7 per share
(CHART) Dividend Per Share (NIS) CAGR 11.5% Consistent & Growing Dividends for Over a Decade 7 A quarterly dividend of NIS 0.40 per share will be paid on April 23, 2012. The dividend policy for 2012 is a minimum quarterly dividend payment of NIS 0.40 per share (NIS 1.60 per share annualized)
Organic Growth - Global Diversification (1) Excluding foreign exchange fluctuation 8 (CHART) (CHART) 2011 Same Property NOI Growth(1) Resilient Assets with Stable Occupancy (1) Excluding foreign exchange fluctuation 8 Strong tenants mix - Supermarkets, Necessity-Driven Retailers and Other High Quality Tenants
(CHART) Q4/2011 (CHART) 2011 External Growth - Strong Investment Activity, NIS 9.6 billion (NIS million) Total Investments Total Investments (NIS million) 2011 Q4/2011 Mergers & Acquisitions 2,256 - New properties acquisition 5,502 1,906 Development & redevelopment 1,842 692 Total 9,600 2,598 Dispositions and recycle of capital 3,199 2,200 9 Investment of NIS 1.2 billion in the MOB sector in North America during 2011
10 Tel Aviv Warsaw Sao Paulo Boston New York Los Angeles San Francisco Bay Area Prague Toronto Global Strategy, Business Focus and High Growth Potential Stockholm Tallinn Miami Rio Grande do Sul
Gadi Cunia Senior Executive VP & Chief Financial Officer 11
12 months ended December 31 12 months ended December 31 12 months ended December 31 % change 2010 2011 (in NIS million except per share data) 14% 4,596 5,239 Property rental income 15% 3,058 3,509 NOI - 66.5% 67.0% NOI margin 13% 359 405 FFO 3% 2.54 2.62 FFO per share (NIS) - 1,017 1,803 Fair value gain on investment property - 782 1,190 Cash flow from operating activities - 790 626 Net income attributable to the Company - 5.57 3.75 Net income attributable to the Company per diluted share (NIS) 2011 Highlights 12
3 months ended December 31 3 months ended December 31 3 months ended December 31 % change 2010 2011 (in NIS million except per share data) 18% 1,184 1,392 Property rental income 19% 791 939 NOI - 66.8% 67.5% NOI margin 5% 106 111 FFO (1%) 0.72 0.71 FFO per share (NIS) - 343 850 Fair value gain on investment property - 139 298 Cash flow from operating activities - 226 223 Net income attributable to the Company - 1.52 1.27 Net income attributable to the Company per diluted share (NIS) Q4/2011 Highlights 13
(CHART) (CHART) NOI Diversification Across Leading Economies Based on proportional consolidated NOI for the three months ended December 31, 2011 NOI Diversification (1) 14
Foreign Exchange Adjustments % change excluding FX fluctuation 12 months ended December 31 12 months ended December 31 % change excluding FX fluctuation 3 months ended December 31 3 months ended December 31 % change excluding FX fluctuation 2010 2011 % change excluding FX fluctuation 2010 2011 % change excluding FX fluctuation (NIS million) (NIS million) % change excluding FX fluctuation (NIS million ) (NIS million ) 15% 4,596 5,296 15% 1,184 1,364 Property rental income 16% 3,058 3,548 16% 791 920 NOI - - - 20% 429 516 Proportional consolidated NOI The average exchange rates of the US Dollar, Canadian Dollar and the Euro have strengthened against the NIS during the fourth quarter of 2011 compared to the same quarter last year by approximately 2.8%, 1.8% and 1.9% respectively. In 2011, the average exchange rates of the US Dollar and Canadian Dollar have weakened against the NIS by approximately 4.1% and 0.2% respectively. The Euro has strengthened against the NIS by approximately 0.5%. Below are the main operational figures based on the same average exchange rates for the fourth quarter and full year 2010: 15
Change in fair value pre-tax Consolidated (NIS million) Change in fair value pre-tax Consolidated (NIS million) Change in fair value pre-tax Consolidated (NIS million) Change in fair value pre-tax Consolidated (NIS million) Q4/2010 Q4/2011 2010 2011 96 761 658 1,692 (29) 43 (177) (22) 31 (5) 29 (18) 58 (88) 296 (73) 187 139 211 224 343 850 1,017 1,803 16 2011 Fair Value of Investment Property
Balance Sheet Highlights As of December 31 As of December 31 2010 2011 (in NIS million except per share data) 52,550 66,732 Total Assets 47,814 59,311 Investment Properties and fixed assets 32,509 39,965 Interest Bearing Liabilities 15,169 19,384 Total Equity 5,915 7,136 Shareholder's Equity 38.3 43.3 Shareholder's Equity Per Share 38.6 49.4 EPRA NAV per share 60.7% 58.0% Net Debt to Total Assets 17
(CHART) (CHART) Currency Diversification Lowers FX Risk Assets Currency Matching Policy 18 Shareholders' Equity Based on proportional consolidated NOI and exchange rates as of December 31, 2011
The Group has liquid assets available and undrawn lines of credit in the amount of NIS 8.3 billion (of which approximately NIS 2.0 billion is on the Company level) As of December 31, 2011, net debt to total assets (LTV) was 58.0%, as compared to 60.7% as of December 31, 2010 During the year, the Group raised NIS 1.0 billion in equity as compared to NIS 2.2 billion during 2010. In December 2011, the Company has completed an Initial Public Offering in the United States (NYSE) issuing 10.35 million shares During the year, Midroog (Moody's Subsidiary) upgraded the Company's domestic credit rating to Aa3 with a stable outlook and S&P Maalot affirmed Gazit-Globe's domestic credit rating of ilA+ and revised its outlook from stable to positive Liquidity and Financial Strength 19